UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)*

Alpha Innotech Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

02075U 10 9

(CUSIP Number)

Ron Bissinger

Alpha Innotech Corp.

2401 Merced Street

San Leandro, CA 94577

(510) 483-9620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02075U 10 9	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ETP/FBR Venture Capital LLC I.D. No. 54-2005388
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (Working Capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 1,467,253
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 1,467,253

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.02%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02075U 10 9	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ETP/FBR Venture Capital II LLC I.D. No. 54-2030751
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (Working Capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 234,375
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 234,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.24%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02075U 10 9	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Snider I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (Working Capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 404,048*
8 SHARED VOTING POWER 1,701,628
9 SOLE DISPOSITIVE POWER 404,048*
10 SHARED DISPOSITIVE POWER 1,701,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,105,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.13%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes an aggregate of 150,048 options exercisable within 60 days of this filing.

SCHEDULE 13D

CUSIP No. 02075U 10 9	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wei-Wu He I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (Working Capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 1,701,628
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 1,701,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.26%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Alpha Innotech Corp., a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at 2401 Merced Street, San Leandro, CA 94577.

Item 2.	Identity and Background

(a) This statement is filed by ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC. William Snider and Wei-Wu He are the general partners of ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC. ETP/FBR Venture Capital LLC, ETP/FBR Venture Capital II LLC, William Snider and Wei-Wu He are each sometimes referred to as a Reporting Person and collectively , referred to as the Reporting Persons.

(b) The principal business address of each Reporting Person is 1901 Research Boulevard, Suite 350, Rockville, MD 20850.

(c) Each ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC is a limited liability company organized for purpose of making investments in public and private emerging and growth companies in the biotechnology field. William Snider and Wei-Wu He are the general partners of ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC are Delaware limited liability companies; William Snider and Wei-Wu He are the United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

ETP/FBR Venture Capital LLC holds 1,467,253 of the Common Stock reported above as a result of a merger of Alpha Innotech Corporation, a California Corporation (“AIC”)with Xtrana, Inc. (the “Merger”). Pursuant to the Merger Agreement dated as of December 14, 2004 (as amended on each of April 6, 2005, July 6, 2005 and August 25, 2005, the “Merger Agreement”), the securities of AIC held by ETP/FBR Venture Capital LLC were exchanged for securities of Alpha Innotech Corp.(f/k/a Xtrana, Inc.) as of October 3, 2005, the effective date of the Merger.

Pursuant to a securities purchase agreement dated as of July 21, 2006 between ETP/FBR Venture Capital II LLC and the Company, ETP/FBR Venture Capital II LLC has acquired a promissory note in the aggregate principal amount of $375,000. The promissory note is convertible in the shares of the Company’s Common Stock at the option of ETP/FBR Venture Capital II LLC at the conversion price of $1.60 per share.

Pursuant to a Common Stock Purchase Agreement dated March 13, 2008, William Snider has acquired 250,000 shares of Common Stock of the Company.

Item 4.	Purpose of Transaction

ETP/FBR Venture Capital II LLC does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j), except for the potential conversion of the promissory note described above.

Item 5.	Interest in Securities of the Issuer

(a) William Snider is the beneficial ownership of 2,105,676 shares of common stock, which represents approximately 20.13% of the outstanding equity shares. Wei-Wu He is the beneficial owner of 1,701,628 shares of common stock, which represent approximately 16.26% of the outstanding equity shares. ETP/FBR Venture Capital LLC is the beneficial owners of an aggregate of 1,467,253 shares of common stock, which represent approximately 14.02% of the outstanding equity shares. ETP/FBR Venture Capital II LLC is the beneficial owners of an aggregate of 234,375 shares of common stock, which represent approximately 2.24% of the outstanding equity shares. Change in beneficial ownership of the common stock referred to herein is being reported hereunder solely because ETP/FBR Venture Capital II LLC may be deemed to have beneficial ownership of additional 234,375 shares of the Company Common Stock as a result of the potential conversion of the promissory note described above.

(b) ETP/FBR Venture Capital LLC is a direct owner of 1,467,253 shares of the Issuer’s Common Stock, except that William Snider and Wei-Wu He may be deemed to have shared voting power with respect to these shares of the Issuer’s Common Stock. ETP/FBR Venture Capital II LLC is a direct owner of 234,375 shares of the Issuer’s Common Stock, except that William Snider and Wei-Wu He may be deemed to have shared voting power with respect to these shares of the Issuer’s Common Stock.

(c) Except as set forth or incorporated herein, no Reporting Person effected any transactions in the Issuer’s Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Common Stock Purchase Agreement dated March 13, 2008.

Item 7.	Material to be filed as Exhibits.

Common Stock Purchase Agreement dated March 13, 2008.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2008

ETP/FBR Venture Capital LLC

ETP/FBR Venture Capital II LLC

By:	/s/ Wei-Wu He
Wei-Wu He , General Partner

By:	/s/ William Snider
William Snider

By:	/s/ Wei-Wu He
Wei-Wu He